UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Aspect Medical Systems, Inc.

(Name of Subject Company)

Aspect Medical Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Class of Securities)

Nassib G. Chamoun

President and Chief Executive Officer

Aspect Medical Systems, Inc.

One Upland Road

Norwood, MA 02062

(617) 559-7000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Susan W. Murley, Esq.

Hal J. Leibowitz, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed with the U.S. Securities and Exchange Commission on October 8, 2009, by Aspect Medical Systems, Inc., a Delaware corporation (“Aspect”), as amended or supplemented from time to time. The Schedule 14D-9 relates to the cash tender offer by Transformer Delaware Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Aspect common stock at a price per share of $12.00, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated October 8, 2009, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8(b) of the Schedule 14D-9, captioned “Legal Proceedings”, is hereby amended and supplemented by adding the following new paragraphs at the end of Item 8(b):

“On October 13 2009, a second putative class action complaint, Roland A. Cherwek v. Aspect Medical Systems, Inc., et al. was filed in Delaware Chancery Court. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, its directors, United States Surgical Corporation, Transformer Delaware Corp., and Covidien plc as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value, failing to engage in a fair sale process, and failing to disclose in SEC filings material information regarding the merger. The complaint also alleges that Aspect, United States Surgical Corporation, Transformer Delaware Corp., and Covidien plc aided and abetted the alleged breaches of fiduciary duties by Aspect’s directors. The complaint seeks, among other relief, an injunction preventing completion of the merger or, if the merger is consummated, rescission of the merger and damages in an unspecified amount.

On October 14, 2009, a third putative class action complaint, Milton Pfeiffer v. Nassib Chamoun, et al., Case No. 09-4377-BLS, was filed in the Massachusetts Superior Court for Suffolk County, Business Litigation Session. This action purports to be brought on behalf of all public stockholders of Aspect, and names Aspect, certain of its directors, United States Surgical Corporation, and Transformer Delaware Corp. as defendants. The complaint alleges, among other things, that the consideration to be paid to Aspect stockholders in the proposed acquisition is unfair and undervalues Aspect. In addition, the complaint alleges that the Aspect directors named in the action violated their fiduciary duties by, among other things, failing to maximize stockholder value, failing to engage in a fair sale process, and failing to disclose in SEC filings material information regarding the merger. The complaint also alleges that Aspect, United States Surgical Corporation and Transformer Delaware Corp. aided and abetted the alleged breaches of fiduciary duties by the Aspect directors named in the action. The complaint seeks, among other relief, an injunction preventing completion of the merger or, if the merger is consummated, rescission of the merger and damages in an unspecified amount.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  /s/ J. Neal Armstrong

        Name:  J. Neal Armstrong

        Title:    Vice President and

                      Chief Financial Officer

Date:  October 16, 2009